# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Future FinTech Group Inc., CIK 0001066923
CUSIP: 36117V303
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: AMERICAS TOWER, 1177 AVENUE OF THE AMERI, SUITE 5100, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 09/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002062996

## Reporting persons
- Avondale Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 1,505,000; shared voting power 0; sole dispositive power 1,505,000; shared dispositive power 0; aggregate amount beneficially owned 1,505,000 (8% of the class)
  Comment: * Based on 18,708,311 shares outstanding as of September 17, 2025 (as reported in Issuer's 8-K filed September 22, 2025).
- Streeterville Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 1,505,000; shared voting power 0; sole dispositive power 1,505,000; shared dispositive power 0; aggregate amount beneficially owned 1,505,000 (8% of the class)
  Comment: * Based on 18,708,311 shares outstanding as of September 17, 2025 (as reported in Issuer's 8-K filed September 22, 2025).
- Streeterville Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 1,505,000; shared voting power 0; sole dispositive power 1,505,000; shared dispositive power 0; aggregate amount beneficially owned 1,505,000 (8% of the class)
  Comment: * Based on 18,708,311 shares outstanding as of September 17, 2025 (as reported in Issuer's 8-K filed September 22, 2025).
- John M. Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,505,000; shared voting power 0; sole dispositive power 1,505,000; shared dispositive power 0; aggregate amount beneficially owned 1,505,000 (8% of the class)
  Comment: * Based on 18,708,311 shares outstanding as of September 17, 2025 (as reported in Issuer's 8-K filed September 22, 2025).

## Item 1. Issuer
Name of issuer: Future FinTech Group Inc.
Address of issuer's principal executive offices: AMERICAS TOWER, 1177 AVENUE OF THE AMERI, SUITE 5100, NEW YORK, NEW YORK, 10036

## Item 2. Person Filing
Name of person filing:
This report is filed by Avondale Capital, LLC, Streeterville Capital LLC, Streeterville Management
LLC, and John M. Fife with respect to the shares of common stock of the Issuer that are directly beneficially owned by Avondale Capital LLC and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
297 W Auto Mall Drive, Suite 4
St. George, UT 84770
Citizenship:
Avondale Capital LLC is a Utah limited liability company.
Streeterville Capital LLC is a Utah limited liability company.
Streeterville Management LLC is a Utah limited liability company.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,505,000
Percent of class: 8.0%
Sole power to vote or to direct the vote: 1,505,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,505,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Avondale Capital, LLC: John Fife, President (09/24/2025)
- Streeterville Capital LLC: John Fife, President (09/24/2025)
- Streeterville Management, LLC: John Fife, President (09/24/2025)
- John M. Fife: John Fife, John Fife (09/24/2025)